SECUR ION

06003065

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 0 1 2006
WASH DC

SEC FILE NUMBER
8- 49139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRIFFITHS McBURNEY CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SUITE 1100 145 ING STREET WEST
(No. and Street)

TORONTO (City) ONTARIO CANADA (State) M5H 1J8 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES D BLAIR (416) 943-0811
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

ERNST & YOUNG TOWER, P.O. BOX 251, 222 BAY STREET, TD CENTRE, TORONTO ONT. M5K 1J7
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 3 0 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES D. BLAIR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRIFFITHS McBURNEY CORP., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

James D. Blair
Signature

CHIEF FINANCIAL OFFICER
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Griffiths McBurney Corp.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at December 31

	2005 $
ASSETS	
Cash and cash equivalents	**5,085,353**
Cash segregated under federal regulations *[note 8]*	**511,876**
Security owned	**193,325**
Due from	
Affiliate *[note 4]*	**499,016**
Clearing broker *[note 4]*	**2,364,404**
Due from customers	**133,588**
Other assets	**41,272**
Commodity taxes recoverable *[note 9]*	**191,321**
	9,020,155
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued liabilities	**82,036**
Due to clearing broker *[note 4]*	**133,588**
Due to customers	**2,364,404**
Income taxes payable	**130,730**
Total liabilities	**2,710,758**
Stockholder's equity	
Capital stock *[note 5]*	**2,125,000**
Retained earnings	**4,184,397**
Total stockholder's equity	**6,309,397**
	9,020,155

Commitments *[note 10]*

See accompanying notes which are an integral part of these financial statements

On behalf of the Board:

Director